UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On October 18, 2023, Lilium N.V. (“Lilium”) published a press release announcing that it has signed an agreement with EMCJET for the reservation of five production slots for Lilium Pioneer Edition Jets. The binding agreement, which includes a commitment fee payment to Lilium, will enable individuals to purchase the first Lilium Pioneer Edition Jets available in the U.S. market.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The first paragraph of the Explanatory Note above is hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and Lilium’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibit attached hereto contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding: (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model; (ii) the markets and industry in which the Lilium Group operates or intend to operates; (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases; and (iv) the Lilium Group’s partnership with EMCJET and the prospective sale of Lilium Jets in the United States and globally. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events and are subject to risks, uncertainties and assumptions, and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibit attached hereto include (but are not limited to) the risk that Lilium experiences delays in obtaining, or fails to obtain, type certification for the Lilium Jet in Europe, the United States and/or the other markets in which it conducts or intends to conduct sales activities, as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and similarly titled sections in our other SEC filings. We caution investors not to rely on the forward-looking statements contained in this Report on Form 6-K or the Exhibit attached hereto. You are encouraged to read our filings with the SEC available at www.sec.gov for a discussion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 18, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated October 18, 2023 – Lilium Jet Becomes First eVTOL for Private Sale in the U.S. in Pioneering Partnership with EMCJET